UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MILLENNIA, INC.
(Name of Issuer) Common Stock, par value $0.001 per share
(Title of Class of Securities) 60036M 20 2
(CUSIP Number) Ronald L. Brown, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) September 14, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 60036M202	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Reunion Sports Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 36,500,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 60036M202	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John W. Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,877,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,877,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,877,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60036M202	Page 4 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Byron Pierce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,877,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,877,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,099,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60036M202	Page 5 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stanley Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,438,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,438,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,438,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60036M202	Page 6 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary Bryant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,577,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,577,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,577,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D
Filed Pursuant to Rule 13d-1

ITEM 1.	Security and Issuer.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Millennia, Inc., a Nevada corporation (the “Issuer”) and is being filed by Reunion Sports Group, LLC, a Texas limited liability company (the “Reporting Person”). The Issuer’s principal executive offices are located at 801 E. Campbell Road, Suite 638, Richardson, Texas 75081.

ITEM 2.	Identity and Background.

(a)	Name. The name of the Reporting Person is Reunion Sports Group, LLC. The Reporting Person is principally owned and managed by John W. Bryant, Byron Pierce, and Stanley Wright.

(b)	Business Address. The business address for the Reporting Person is 801 E. Campbell Road, Suite 638, Richardson, Texas 75081

(c)	Occupation and Employment. The Reporting Person is an entertainment and sports team holding company.

(d) and (e)
Proceedings.  During the previous five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship. The Reporting Person is a Texas corporation. All individual beneficial owners are citizens of the United States.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is the beneficial owner of 36,500,000 shares (the “Shares”) of the Issuer’s Common Stock, which it acquired September 14, 2010, in a reverse acquisition of certain of Reporting Persons assets by the Issuer under an Asset Purchase Agreement dated July 28, 2010.  In addition to such assets, the reporting Person paid cash of $100,000 from its working capital and a $200,000 promissory note due January 28, 2011.

ITEM 4.	Purpose of Transaction.

The Shares were acquired by the Reporting Person for investment purposes and in order to obtain control of a publicly traded corporation.  The Reporting Person intends to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Person’s evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Person may acquire additional securities of the Issuer or dispose of the shares of Common Stock reported herein through open market or privately negotiated transactions.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
•	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;
•
any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than as described in the Agreement;

•	any material change in the present capitalization or dividend policy of the Issuer;
•
except as described in the Issuer’s Form 8-K filed on September 15, 2010, any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;
•
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
•	any action similar to any of those enumerated above.

The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.

ITEM 5.	Interests in Securities of the Issuer.

(a)
Aggregate Number and Percentage of Securities.  The Reporting Person is the beneficial owner of 36,500,000 shares of Common Stock of the Issuer, representing approximately 94% of the class.  The principal members of the Reporting Person and their beneficial ownership of the shares are set forth on pages 3 -6.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above.

(c)
Transactions Within the Past 60 Days.  Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, except for a pledge of the shares to secure payment of the $200,000 note payable to Pam J. Halter, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

1.	Joint Filing Agreement

2.	Asset Purchase Agreement, filed as exhibit to Form 8-K, filed by the Issuer on July 30, 2010

3.	$200,000 promissory note

4.	Pledge Agreement

After reasonable inquiry, and to the best of the Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this Schedule is true, complete and correct.

Date:  September 16, 2010

REUNION SPORTS GROUP, LLC

By:	/s/ John W. Bryant
John W. Bryant, Chief Executive Officer

Attention:  Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document

1.	Joint Filing Agreement
2.	Asset Purchase Agreement, filed as exhibit to Form 8-K, filed by the Issuer on July 30, 2010
3.	$200,000 promissory note
4.	Pledge Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Millennia, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of September 20, 2010.

REUNION SPORTS GROUP, LLC

By:	/s/ John W. Bryant
John W. Bryant, Chief Executive Officer

/s/ John W. Bryant
John W. Bryant

/s/ Byron Pierce
Byron Pierce

/s/ Stanley Wright
Stanley Wright

/s/ Gary Bryant
Gary Bryant

EXHIBIT 3

FULL RECOURSE PROMISSORY NOTE

$200,000.00	Dallas, Texas	September 14, 2010

FOR VALUE RECEIVED, the undersigned, REUNION SPORTS GROUP, LLC (“Maker”) promises to pay to the order of MILLENNIA, INC. (“Payee”), in lawful money of the United States of America, the principal sum of TWO HUNDRED THOUSAND DOLLARS, ($200,000) plus interest at the annual rate of 6% from and after the date hereof.

Principal and interest shall be payable in a single installment on January 28, 2011.

Maker and any and all co-makers, endorsers, guarantors and sureties severally waive presentment for payment, notice of nonpayment, protest, demand, notice of protest, notice of intention to accelerate, notice of acceleration and dishonor, diligence in enforcement and indulgences of every kind, and hereby agree that this Note may be extended and re-extended and the time for payment extended and re-extended from time to time without notice to them or any of them, and they severally agree that their liability on or with respect to this Note shall not be affected by any release or change in any security at any time existing or by any failure to perfect or maintain perfection of any security interest in such security.

It is agreed that time is of the essence of this Note, and if the payment of principal and all accrued and unpaid interest is not received by Payee on or before the Maturity Date, or, if a default occurs under any instrument now or hereafter executed in connection with or as security for this Note, thereupon, after the passage of applicable notice and cure periods, at the option of Payee, the entire unpaid principal balance and the accrued and unpaid interest shall be due and payable forthwith without demand, notice of default or of intent to accelerate the maturity hereof, notice of nonpayment, presentment, protest or notice of dishonor, all of which are hereby expressly waived by Maker and each other liable party.  Any past due principal shall bear interest at the rate of eighteen percent (18%).  Failure to exercise this option upon any such default shall not constitute a waiver of the right to exercise such option in the event of any subsequent default.

If the entire unpaid principal balance is not paid at maturity whether by acceleration or otherwise and is placed in the hands of an attorney for collection, or suit is filed hereon, or proceedings are had in probate, bankruptcy, receivership, reorganization, arrangement or other legal proceedings for collection hereof, Maker and each other liable party agree to pay Payee its reasonable collection costs, including a reasonable amount for attorneys’ fees, but in no event to exceed the maximum amount permitted by law. Maker and each other liable party are and shall be directly and primarily, jointly and severally, liable for the payment of all sums called for hereunder, and Maker and each other liable party hereby expressly waive bringing of suit and diligence in taking any action to collect any sums owing hereon and in the handling of any security hereunder, and Maker and each other liable party hereby consent to and agree to remain liable hereon regardless of any renewals, extensions for any period or rearrangements hereof, or any release or substitution of security herefor, in whole or in part, with or without notice, from time to time, before or after maturity.

It is the intent of Maker and Payee in the execution of this Note and all other loan documents to contract in strict compliance with applicable usury law. In furtherance thereof, Maker and Payee stipulate and agree that none of the terms and provisions contained in this Note, or in any other instrument executed in connection herewith, shall ever be construed to create a contract to pay for the use, forbearance or detention of money, interest at a rate in excess of the maximum rate allowed by law (“Maximum Rate”). Neither Maker nor any guarantors, endorsers or other parties now or hereafter becoming liable for payment of this Note shall ever be obligated or required to pay interest on this Note at a rate in excess of the Maximum Rate, and the provisions of this paragraph shall control over all other provisions of this Note and any other loan documents now or hereafter executed which may be in apparent conflict herewith. Payee expressly disavows any intention to charge or collect excessive unearned interest or finance charges in the event the maturity of this Note is accelerated. If the maturity of this Note shall be accelerated for any reason or if the principal of this Note is paid prior to the end of the term of this Note, and as a result thereof the interest received for the actual period of existence of the loan evidenced by this Note exceeds the applicable maximum lawful rate, the holder of this Note shall credit the amount of such excess against the principal balance of this Note then outstanding and thereby shall render inapplicable any and all penalties of any kind provided by applicable law as a result of such excess interest; provided, however, that if the principal hereof has been paid in full, such excess shall be refunded to Maker. If the holder of this Note shall receive money (or anything else) which is determined to constitute interest and which would increase the effective interest rate on this Note or any other indebtedness which Maker or a guarantor is obligated to pay to holder to a rate in excess of that permitted by applicable law, the amount determined to constitute interest in excess of the lawful rate shall be credited against the principal balance of this Note then outstanding or, if the principal balance has been paid in full, refunded to Maker, in which event any and all penalties of any kind under applicable law as a result of such excess interest shall be inapplicable. If the holder of this Note shall not actually receive, but shall contract for, request or demand, a payment of money (or anything else) which is determined to constitute interest and which would increase the effective interest rate contracted for or charged on this Note or the other indebtedness evidenced or secured by the Loan Documents to a rate in excess of that permitted by applicable law, the holder of this Note shall be entitled, following such determination, to waive or rescind the contractual claim, request or demand for the amount determined to constitute interest in excess of the lawful rate, in which event any and all penalties of any kind under applicable law as a result of such excess interest shall be inapplicable. By execution of this Note Maker acknowledges that Maker believes the loan evidenced by this Note to be non-usurious and agrees that if, at any time, Maker should have reason to believe that such loan is in fact usurious, Maker will give the holder of this Note notice of such condition and Maker agrees that the holder shall have sixty (60) days in which to make appropriate refund or other adjustment in order to correct such condition if in fact such exists.

This Note has been executed and delivered in and shall be construed in accordance with and governed by the laws of the State of Texas.  This Note is issued pursuant to the terms of the Asset Purchase Agreement dated July 28, 2010, and is secured pursuant to the Pledge Agreement between the Maker and Payee dated the date hereof.

Dated:  September 14, 2010

MAKER:

REUNION SPORTS GROUP, LLC

By:	/s/ John W. Bryant
John W. Bryant, Chief Executive Officer

PAY TO THE ORDER OF PAM J. HALTER, WITH FULL RECOURSE:

MILLENNIA, INC.

By:	/s/ John W. Bryant
John W. Bryant, Chief Executive Officer

EXHIBIT 4

PLEDGE AGREEMENT

This Pledge Agreement is entered into as of the 14th day September 2010, by REUNION SPORTS GROUP, LLC (collectively “Pledgor”), in favor of MILLENNIA, INC., a Nevada corporation (“Secured Party”).

SECTION 1. SECURITY INTEREST.  For value received, the receipt and sufficiency of which is hereby acknowledged, including, without limitation, the agreement by Secured Party to make a loan to Pledgor, pursuant to a Promissory Notes in the original aggregate principal amount of $200,000 entered into on the date hereof between Pledgor and Secured Party (the “Note”), Pledgor has granted, and does hereby grant to Secured Party, a security interest in and agrees and acknowledges that Secured  Party has and shall continue to have a security interest in the following described property, to-wit:

36,500,000 shares of voting common stock of Secured Party, purchased by Pledgor from Secured Party pursuant to that certain Asset Purchase Agreement dated July 28, 2010 (the “Agreement”);

together with all moneys, income, proceeds and benefits attributable or accruing to such property including, but not limited to, all stock rights, rights to subscribe, liquidating dividends, stock dividends, dividends paid in stock, new security or other properties or benefits to which Secured Party is or may hereafter become entitled to receive on account of such property.  All of the property in which Secured Party is hereby granted a security interest shall herein sometimes be called the “Collateral” and/or the “Pledged Securities”.

SECTION 2. OBLIGATIONS.  The Collateral granted hereby is to secure the payment and performance of any and all indebtedness, obligations, and liabilities incurred by the Pledgor to the Secured Party pursuant to the terms and provisions of the Note and the obligations of Pledgor to Secured Party under the terms of the Agreement.

SECTION 3. STATUS OF COLLATERAL.  The Collateral has been purchased from Secured Party and shall be registered in the name of Pledgor and remain issued and outstanding. The Shares shall be held by Secured Party together with a stock power covering the Shares executed in blank by Pledgor.

SECTION 4. EVENTS OF DEFAULT.  The occurrence of any of the following events or conditions shall constitute an “Event of Default”:

A.           Default in the payment of the Note when due or under any other term or condition of the Note;

B.           Default in the obligation to indemnify Secured Party under Section VII of the Agreement.

C.           The levy of any attachment, execution, garnishment or other process against all or any part of the Collateral in connection with any lien, debt, judgment, assessment or obligation of Pledgor, or the levy of any such process against any other property of Pledgor which would tend to have a material adverse effect upon Pledgor’s ability to perform its obligations to Secured Party; or

D.           Any representation or warranty made by Pledgor in this Pledge Agreement, the Agreement or in any other agreement, certificate, financial or other statement furnished by Pledgor pursuant hereto or in connection herewith is untrue in any material respect as of the date made or furnished.

SECTION 5. REMEDIES OF SECURED PARTY.  Upon the happening of any Event of Default specified herein, and at any time thereafter, at the option of the holder thereof, the Note shall become immediately due and payable without presentment, demand, notice of intention to accelerate, notice of acceleration, notice of non-payment, protest, notice of dishonor, or any other notice whatsoever to Pledgor, and Secured Party shall have and may exercise with reference to the Collateral and Notes any and all of the rights and remedies of a secured party under the Uniform Commercial Code as then in effect in the State of Texas, and as otherwise granted herein or under any other applicable law (all of which rights and remedies shall be cumulative), including, without limitation, the right to sell the Pledged Securities, or any part thereof, at public or private sale or at any broker’s board or on any securities exchange, for cash or on credit, or for future delivery without assumption of any credit risk, and at such price or prices as Secured Party may deem satisfactory.

Secured Party may be the purchaser of all or any part of the Collateral and/or the Pledged Securities so sold at any public sale (or if the Pledged Securities is of a type customarily sold in a recognized market or is of a type which is the subject of widely distributed standard price quotations, at any private sale) and thereafter hold the same absolutely, free from any right or claim or right of whatever kind.  Secured Party is hereby authorized at any such sale, if it deems it advisable so to do, to restrict the prospective bidders or purchasers of any of the Pledged Securities to persons who will represent and agree that they are purchasing for their own account for investment, and not with a view to the distribution or sale of any of the Pledged Securities.  Upon any such sale, Secured Party shall have the right to deliver, assign and transfer to the purchaser thereof the Pledged Securities so sold.  Each purchaser at any such sale shall hold the Pledged Securities so sold absolutely free from any claim or right of whatever kind.

Secured Party shall give Pledgor ten days’ written notice of its intention to make any such public or private sale or sale at broker’s board or on a securities exchange.  Such notice, in the case of a public sale, shall state the time and place fixed for such sale, and, in the case of sale at a broker’s board or on a securities exchange, shall state the board or exchange at which such sale is to be made and the day on which the Pledged Securities, or the portion thereof so being sold, will first be offered for sale at such board or exchange.  Any such public sale shall be held at such time or times within ordinary business hours and at such place or places as Secured Party may fix in the notice of such sale.  At any such sale, the Pledged Securities may be sold in one lot as an entirety or in separate parcels as Secured Party may determine.  Secured Party shall not be obligated to make any such sale pursuant to any such notice.  Secured Party may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for the sale, and such sale may be made at any time or place to which the same may be so adjourned.  In case of any sale of all or any part of the Pledged Securities on credit or for future delivery, the Pledged Securities so sold may be retained by Secured Party until the purchase price is paid by the purchaser thereof, but Secured Party shall not incur any liability due to any failure of such purchaser to take up and pay for the Pledged Securities so sold and, upon such failure, such Pledged Securities may again be sold upon like notice.  Instead of exercising the power of sale herein conferred upon it, Secured Party may proceed by a suit or suits at law or in equity to foreclose the security interests herein granted and sell the Collateral and/or Pledged Securities, or any part thereof, under a judgment or decree of a court or courts of competent jurisdiction.

Secured Party is hereby granted the right, after the occurrence of an Event of Default, to transfer at any time to itself or its nominee the Pledged Securities, or any part thereof, and thereafter to exercise all voting rights with respect to any such Pledged Securities so transferred and to receive the proceeds, payments, moneys, income or benefits attributable or accruing thereto and to hold the same as security for the Note, or at Secured Party’s election, to apply such amounts to the Note, whether or not then due, in such order as Secured Party may elect, or, Secured Party may, at its option, without transferring such Pledged Securities to its nominee, exercise all voting rights with respect to the Pledged Securities and vote all or any part of the Pledged Securities at any regular or special meeting of shareholders.

SECTION 6. MISCELLANEOUS.

A.           Secured Party shall not be obligated to take any steps necessary to preserve any rights in the Collateral against prior parties

B.           No delay or omission on the part of Secured Party in exercising any rights hereunder shall operate as a waiver of any such right or any other right.  A waiver on any one or more occasions shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

C.           It is the intention of the parties hereto to comply with applicable usury laws; accordingly, it is agreed that notwithstanding any provision to the contrary in this Pledge Agreement,  no such provision shall require the payment or permit the collection of interest in excess of the maximum permitted by such laws.

D.           All rights of Secured Party hereunder shall inure to the benefit of its successors and assigns.  The rights and remedies of Secured Party hereunder are cumulative, and the exercise of any one or more of the remedies provided herein shall not be construed as a waiver of any of the other remedies of Secured Party.  Pledgor acknowledges that the Note has been endorsed and assigned from Secured Party to Pam J. Halter pursuant to the Agreement, that the Secured Party hereby assigns its rights hereunder to Pam J. Halter, and the parties agree that Pam J. Halter shall enjoy all rights as the Secured Party hereunder.

E.           The security interest hereby granted and all the terms and provisions hereof shall continue in full force and effect, and all the terms and provisions hereof shall remain effective as between the parties, until the repayment by Pledgor of the Notes.

F.           This Pledge Agreement and the security interest herein granted are in addition to, and not in substitution, novation or discharge of, any and all prior or contemporaneous agreements and security interests in favor of Secured Party or assigned to Secured Party by Pledgor.  All rights, powers and remedies of Secured Party in all such agreements are cumulative, but in the event of actual conflict in terms and conditions, the terms and conditions of this Pledge Agreement shall govern and control.

G.           Any provision of this Pledge Agreement found to be invalid under the laws of the State of Texas, or any other state having jurisdiction or other applicable law, shall be invalid only with respect to the offending provision.  All words used herein shall be construed of such gender or number as the circumstances require.  The laws of the State of Texas and, as applicable, the laws of the United States of America, shall govern this Pledge Agreement, its construction, interpretation and enforcement.

H.           This Pledge Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed as of the date first above written.

PLEDGOR:

REUNION SPORTS GROUP, LLC

By:	/s/ John W. Bryant
John W. Bryant, Chief Executive Officer

SECURED PARTY:

MILLENNIA, INC.

By:	/s/ John W. Bryant
John W. Bryant, Chief Executive Officer

ASSIGNEE OF SECURED PARTY:

/s/ Pam J. Halter
PAM J. HALTER